Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Murphy USA Inc.:

We consent to the use of our reports dated February 22, 2017, with respect to the consolidated balance sheets of Murphy USA Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated income statements, statements of cash flows, and statements of changes in equity for each of the years in the three-year period ended December 31, 2016, and the related financial statement Schedule II, and the effectiveness of internal control over financial reporting as of December 31, 2016, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Houston, Texas
April 20, 2017